EZJR, Inc.
                              A Nevada Corporation
                        2235 E. Flamingo, Suite 114
                             Las Vegas, NV  89119
               Telephone: (702) 631-4251  o  Fax:  (702) 221-1963

October 26, 2010


VIA EDGAR TRANSMISSION AND OVERNIGHT MAIL
-----------------------------------------

Mail Stop 3030

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Jay Mumford, Attorney

Re:    EZJR, Inc.
       Registration Statement on Form 10
       Amended September 21, 2010
       File No.:  000-53810

Dear Mr. Mumford:

On behalf of EZJR, Inc. (the "Company"), this letter responds to your October 7, 2010 comment letter, concerning our Registration Statement on Form 10. A marked copy of our revisions to the Registration Statement is enclosed for your reference. Please note, we have updated the financial statements in our amended Form 10, as required by Rule 8-08 of Regulation S-X. We have replied below on a comment-by-comment basis, with each response following a repetition of the Staff's comment to which it applies. The responses to the Comments are numbered to relate to the corresponding Comments in your letter.


Business History, page 3
------------------------

1. Please expand your response to prior comment 1 to tell us why you believe you do not need to disclose your related person's agreement with you to purchase share certificates. Also tell us where you have filed the agreement, and provide us your analysis of whether your disclosure or statements regarding the agreement are pre-commencement tender offer communications that must be filed pursuant applicable tender offer rules.

Response: We respectfully note the Staff's comment. To expand our response, no formal or written agreement exists to purchase share certificates from the EZJR shareholders. Further, we do not anticipate making any offer to our shareholders. The only reason we suggested we would make such an offer was solely based on your comment letter dated June 11, 2010, specifically comment #2, which asked us for "potential remedies." We viewed your comment letter to elicit a hypothetical response, on what we would do if we were confronted with a dissatisfied shareholder. Keep in mind, the EZJR shareholders received their shares as a dividend spin-off, almost four years ago. They
did not pay EZJR anything to own shares in the Company.   Prior to this
comment, we never thought we would need to make an offer to our shareholders. Therefore, there is nothing to disclose, since nothing exists.


2. From your response to prior comment 2, it appears that the target company in the merger ceased to exist upon the effectiveness of the merger. Therefore, your disclosure that, after the merger, your major shareholders purchased the shares of the target company is unclear given that the target company - and its shares - did not exist to be purchased at that time. Please revise.

Response: We respectfully note the Staff's comment. We understand your comment that upon the effectiveness of the merger the former entity no longer existed so how can the shares be purchased.

In order to answer your comment, we refer you to Nevada Revised Statutes 92A.250 (1)(f) that states: "The owner's interests of each constituent entity that are to be converted into owner's interests, obligations or other securities of the surviving or any other entity or into cash or other property are converted, and the former holders of the owner's interests are entitled only to the rights provided in the articles of merger or any created
pursuant to NRS 92A.300 to NRS 92A.500, inclusive."   Further, under the
statute, the title to all property owned by the constituent entity is vested in the resulting entity without reversion or impairment and the resulting entity has all the liabilities of the constituent entity.

Therefore, although the former entity upon merger ceased to exist, its assets and liabilities became part of the surviving entity. The shares owned by the founder of the former corporation, did not cease to exist upon the merger of the two entities. Instead of being converted into shares of the surviving entity pursuant to NRS 92A.250(1)(f) above, these shares were purchased for cash, on behalf of the surviving entity, and returned to the corporate treasury for cancellation.

3.  We note your response to prior comment 4.

    o It is unclear how you conclude that you have fully and clearly disclosed your affiliates historic relationships with reporting companies. Please tell us how you confirmed that your disclosure is complete.

    o If registrants with little or no revenues with which your affiliates were associated often do not generate substantial revenue from the business that they initially disclosed, you should say so prominently at the beginning of your business description in this document. Such prominent disclosure should explain:

       o the extent to which your affiliates typically transfer their ownership or control of their companies;

       o the timing of that transfer relative to when the company begins generating substantial revenue or enters into a new business;

       o the extent to which a transfer of control provides an incentive for those who were affiliates before the transfer to sell their shares;

       o the potential material effect on the market price of the registrant's securities as a result of such sales;

       o how your affiliates profit from their involvement with such registrants; and

       o  the risk that you will be found to be subject to Rule 419.

Response: We respectfully note the Staff's comment. Specifically, we want to address your comment that states "Please tell us how you confirmed that your disclosure is complete." Our affiliates believe the disclosure is complete based on the transparency of their transactions. They have disclosed their transactions under their personal names in numerous SEC filings. They have provided all of the information requested throughout this comment phase. This disclosure included a detailed chart listing specific ownership information and the disclosure in nominal ownership in other entities, which included the price paid for the stock, and the date and price the stock was sold. We added a risk factor that states they have a relevant history of engaging in the type of transactions that generate this risk. We believe we have provided all of the information requested by the Staff.

To the last part of your comment, EZJR is not a "blank check" company as defined under Rule 419. The Company has executed a legitimate business plan and it has a purpose. It entered into two separate option agreements with the Cleveland Clinic. It has expended a great deal of money on executing its business plan. We have provided the Staff with a great deal of support data. Under these circumstances, we believe there is no risk that we would be subject to Rule 419.

Management's Discussion and Analysis of Financial Condition and Results of Operations
-----------------------------------------------------------------------

Overview of Current Operations, page 22
---------------------------------------

4.  Refer to your response to prior comment 6:

    o We reissue that part of the comment that asks you to tell us specifically what work was done during the "past two years" and the date that each such activity occurred. If you have not taken substantial steps towards developing the product since your option expired, it remains unclear why it is appropriate to suggest to investors that you have been working on the project for the entire past two years.

    o If the Cleveland Clinic has not performed any work with regard to the project subsequent to the expiration of the exclusive option agreement, please revise your discussion to explain this. One infers from your discussion that the Cleveland Clinic is a "team" member active in the current development stage; that is, finding an economic solution to the design problem.

Response: To the first part of your comment, we have accurately disclosed in the Form 10 that our sole officer devotes 5-10 hours per week of his time to EZJR's business. This has taken place for the past two years. We have accurately disclosed that the Company has searched, without success, for other engineering firms that can design this catheter to be mass produced on an economical basis.

Supplementally, we have provided you with our investigational efforts to identify a monitoring sensor to implant into the catheter. This would resolve the design issue, as it could monitor both blood flow and blood readings. As soon as we can positively identify an invention worth exploring, it will be disclosed in our filings. All of this is on-going work that has not terminated.

To the second part of your comment, we agree that the Cleveland Clinic itself has not performed any work with regard to the project subsequent to the expiration of the exclusive option agreement. We have revised our disclosure accordingly. We have also deleted any reference that they are working with us as a team.

5. To this regard, in your response you indicate that your CEO has agreed to keep the company operational and maintain its fully reporting requirements, without seeking reimbursement from the company. We refer to the guidance at SAB Topic 1(B)(1), which requires the financial statements to include all costs of doing business. Please tell us the nature and amount of any expenses incurred on behalf of the company and not recorded on the books. If these expenses are not to be reimbursed, tell us why these would not recorded in the form of contributed capital.

Response: We believe we have captured all costs associated with keeping the company operational and maintaining its fully reporting requirements, where such funds were recorded as contributed capital in the Company's financial statements. The cost associated in purchasing the original EZJR shares on behalf of the Company for $4,000 has no effect on keeping the company operational or "doing business." As stated in earlier correspondence, this was a private transaction conducted without consideration, by the two major shareholders of the Company.


Item 9(a) Market Information, page 30
-------------------------------------

6. Prior comment 7 addressed the registrant that filed this Form 10 registration statement; however, you provided a response addressing a different registrant. Therefore, we reissue the comment. Also, please revise your disclosure to clarify what you mean by being "listed" on the "Grey sheets."

Response: We respectfully note the Staff's comment. We recognize that we have two different registrants; however, they are both the same Company, with two different CIK numbers. To be eligible to trade on the grey sheets does not require the company to be a fully reporting with the SEC. We have revised our disclosure to clarify that there are no market markers on the Grey Sheets. The stock is not listed or quoted on any stock exchange. Since grey market securities are not quoted on an exchange or interdealer quotation system, investor's bids and offers are not collected in a central spot so market transparency is diminished and execution of orders is difficult. Therefore, grey market securities tend to be relatively illiquid.

Form 12b-25 Regarding Form 10-K for the Period Ended June 30, 2010
------------------------------------------------------------------

7. Please comply with Rule 12b-25(c) regarding the attachment of a signed statement from the auditor that you cited in your Narrative.

Response: We have filed an amended Form 12b-25, which included a signed statement from the Company's auditor.

Mr. Mumford, we hope our responses satisfactorily address your comments. Further, on behalf of the company, we acknowledge that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Respectfully submitted,

EZJR, Inc.


By:  /s/  T J Jesky
---------------------------------
          T J Jesky
          Chief Executive Officer

cc:  Thomas C. Cook, Esq.
     Corporate Counsel








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